Volaris Reports March 2015 Traffic Results, Passenger Traffic Growth of 23%

MEXICO CITY, April 7, 2015 /PRNewswire/ -- Volaris* (NYSE: VLRS) (BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported its preliminary traffic results for March 2015.

During the month of March 2015, Volaris continued its capacity discipline in the domestic market and strong growth in the international market, in an improving revenue and yield environment. Total capacity as measured in Available Seat Miles (ASMs) for the month of March increased by 15.2% year over year, and total passengers reached 887 thousand, an increase of 22.7% year over year. Volaris' total demand for the month of March measured in Revenue Passenger Miles (RPMs) increased 16.4% year over year, reaching 853 million. Network load factor for the month of March reached 81.2%, an increase of 0.8 percentage points year over year.

The following table summarizes Volaris' traffic results for the month.

	March 2015	March 2014	Variance	Three Months Ended Mar. 2015	Three Months Ended Mar. 2014	Variance
RPMs (Millions) Scheduled + charter
Domestic	608	545	11.6%	1,719	1,639	4.9%
International	245	188	30.1%	716	575	24.5%
Total	853	733	16.4%	2,435	2,214	10.0%
ASMs (Millions) Scheduled + charter
Domestic	733	679	8.0%	2,126	2,044	4.0%
International	316	232	36.0%	917	698	31.4%
Total	1,049	911	15.2%	3,043	2,742	11.0%
Load Factor (%) Scheduled
Domestic	82.9%	80.3%	2.6 pp	80.9%	80.2%	0.7 pp
International	77.3%	80.9%	(3.6) pp	78.0%	82.4%	(4.4) pp
Total	81.2%	80.4%	0.8 pp	80.0%	80.7%	(0.7) pp
Passengers (Thousands) Scheduled + charter
Domestic	721	594	21.4%	2,027	1,768	14.7%
International	166	129	29.0%	484	393	23.0%
Total	887	723	22.7%	2,511	2,161	16.2%

The information included in this report has not been audited and it does not provide information on the company's future performance. Volaris' future performance depends on many factors and it cannot be inferred that any period's performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V. ("Volaris" or the "Company") (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 133 and its fleet from four to 51 aircraft. Volaris offers more than 235 daily flight segments on routes that connect 38 cities in Mexico and 20 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT: Investor Relations contact: Andres Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444, Media contact: Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803